SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

CPI Corp.
(Name of Subject Company (Issuer))
CPI Corp. (Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, Par Value $0.40 Per Share
(Title of Class of Securities)
125902106
(CUSIP Number of Class of Securities)
Jane E. Nelson
Secretary and General Counsel
CPI Corp.
1706 Washington Ave., St. Louis, Missouri 63103
Telephone: (314) 231-1575
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Stanley H. Meadows, P.C.
Heidi J. Steele
McDermott, Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606-5096
Telephone: (312) 372-2000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$30,000,000	$3,210.00

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 1,500,000 outstanding shares of common stock, par value $0.40 per share, are being purchased at the maximum possible tender offer price of $20.00 per share.

**	Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A

Form or Registration No.: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 11
Item 12. Exhibits
SIGNATURE
Press Release

     This Amendment No. 1 amends the Tender Offer Statement on Schedule TO (“Schedule TO”) regarding the tender offer by CPI Corp., a Delaware corporation (“CPI” or the “Company”), to purchase for cash up to 1,500,000 shares of its common stock, par value $0.40 per share, including the associated Series A Participating Preferred Stock Purchase Rights issued under the Rights Agreement, dated as of March 13, 2000, between CPI and Harris Trust and Savings Bank, as Rights Agent, at a price not more than $20.00 nor less than $17.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 30, 2005 (the “Offer to Purchase”), and the accompanying letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the tender offer (collectively, the “Offer”). Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and are amended as set forth in this Amendment to the Schedule TO.
     The information in this Amendment No. 1 to the Schedule TO (“Amendment No. 1”) is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO (including the exhibits thereto), except as specifically stated in this Amendment No. 1. Accordingly, you are encouraged to read the information contained in this Amendment No. 1 in conjunction with the information contained in the Schedule TO as filed on December 30, 2005.
     Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.
Items 1 through 11
     Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, copies of which were filed with the Schedule TO as Exhibits (a)(1), (a)(2), (a)(3) and (a)(4), respectively, are hereby amended as follows:
1.	On the cover page of the Offer to Purchase, the sole sentence in the first box is amended and restated as follows:

“THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JANUARY 30, 2006, UNLESS THE COMPANY EXTENDS THE TENDER OFFER.”

2.	On the cover page of the Letter of Transmittal, the sole sentence in the first box is amended and restated as follows:

“THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JANUARY 30, 2006, UNLESS THE COMPANY EXTENDS THE TENDER OFFER.”

3.	On the cover page of the Notice of Guaranteed Delivery, the sole sentence in the box is amended and restated as follows:

“THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JANUARY 30, 2006, UNLESS CPI EXTENDS THE TENDER OFFER.”

4.	On the cover page of the letter to brokers, dealers, commercial banks, trust companies and other nominees, dated December 30, 2005, the sole sentence in the box is amended and restated as follows:

“THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JANUARY 30, 2006, UNLESS CPI EXTENDS THE TENDER OFFER.”

5.	The second sentence in the third full paragraph on page 2 of the letter to brokers, dealers, commercial banks, trust companies and other nominees, dated December 30, 2005, is amended and restated as follows:

“THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 30, 2006, UNLESS CPI EXTENDS THE TENDER OFFER.”

6.	On the cover page of the letter to clients of brokers, dealers, commercial banks, trust companies and other nominees, dated December 30, 2005, the sole sentence in the box is amended and restated as follows:

“THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JANUARY 30, 2006, UNLESS CPI EXTENDS THE TENDER OFFER.”

7.	The sole sentence in the fourth paragraph on page 2 of the letter to clients of brokers, dealers, commercial banks, trust companies and other nominees, dated December 30, 2005, is amended and restated as follows:

“4. The tender offer, the proration period and the withdrawal rights will expire at 12:00 midnight, New York City time, on January 30, 2006, unless CPI extends the tender offer.”

8.	The second sentence of the twelfth paragraph on page 2 of the letter to clients of brokers, dealers, commercial banks, trust companies and other nominees, dated December 30, 2005, is amended and restated as follows:

“The tender offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on January 30, 2006, unless CPI extends the tender offer.”

9.	Under the subheading “How long do I have to tender my shares?” in the “Summary Term Sheet” in the Offer to Purchase, the second sentence is amended and restated as follows:

“The tender offer will expire on January 30, 2006, 12:00 midnight, New York City time, unless we extend it.”

10.	Under the subheading “How do I tender my shares?” in the “Summary Term Sheet” in the Offer to Purchase, the first sentence is amended and restated as follows:

“The tender offer will expire on January 30, 2006, 12:00 midnight, New York City time, unless we extend it.”

11.	Under the subheading “Once I have tendered shares in the tender offer, can I withdraw my tender?” in the “Summary Term Sheet” in the Offer to Purchase, the first sentence is amended and restated as follows:

“You may withdraw any shares you have tendered at any time before the expiration of the tender offer which will occur at 12:00 midnight, New York City time, New York City time, on January 30, 2006, unless we extend the tender offer.”

12.	The first sentence of the second paragraph under the heading “Introduction” in the Offer to Purchase is amended and restated as follows:

“The tender offer will expire at, 12:00 midnight, New York City time, on January 30, 2006, unless extended (such date and time, as the same may be extended, the “expiration date”).”

13.	The first sentence of the second paragraph in Section 1 “Number of Shares; Proration” in the Offer to Purchase is amended and restated as follows:

“The term “expiration date” means 12:00 midnight, New York City time, on January 30, 2006, unless and until CPI, in its sole discretion, shall have extended the period of time during which the tender offer will remain open, in which event the term “expiration date” shall refer to the latest time and date at which the tender offer, as so extended by CPI, shall expire.”

14.	The fourth sentence in the sixth paragraph under in Section 2 “Purpose of the Tender Offer” in the Offer to Purchase is amended and restated as follows:

“As of November 12, 2005, we had remaining authorization under the June 2003 Board authorization to repurchase 350,843 shares.”

15.	The second sentence in the final paragraph in Section 2 “Purpose of the Tender Offer” in the Offer to Purchase is deleted in its entirety and replaced with the following sentences:

“In the event that we use funds obtained from our Rabbi Trust (the funding vehicle for our supplemental executive retirement plan) to purchase shares tendered in the tender offer, the shares transferred to the Rabbi Trust will remain outstanding and be beneficially owned by Commerce Bank, N.A., the trustee of the Rabbi Trust. We anticipate that we would use no more than $4 million from the Rabbi Trust to fund the purchase of the shares. Assuming that we use $4 million from our Rabbi Trust and we repurchase 1,500,000 shares in the tender offer, the Rabbi Trust would beneficially own less than 5% of the outstanding common stock of the Company following the tender offer. Therefore, we do not believe that the transfer of the shares to the Rabbi Trust will have an impact on the control of the Company. See Section 9.”

16.	The first two paragraphs in Section 9 “Sources of Funds” in the Offer to Purchase are hereby amended and restated as follows:
“Assuming that 1,500,000 shares are purchased in the tender offer at a price between $17.00 and $20.00 per share, the aggregate purchase price will be between approximately $25.5 million and $30.0 million. CPI intends to purchase the shares tendered with cash on hand and up to $7.0 million of borrowings under the contemplated Amended Credit Facility; and, in the event that these sources of funds are not sufficient, up to $4.0 million from our Rabbi Trust (the funding vehicle for our supplemental executive retirement plan). The funds provided by the Rabbi Trust would be acquired by the sale of a portion of our common stock that we purchase in the tender offer to the Rabbi Trust. If the Company uses funds obtained from the Rabbi Trust, the shares transferred to the Rabbi Trust will remain outstanding and beneficially owned by Commerce Bank, N.A., the trustee of the Rabbi Trust.
The completion of the tender offer is subject to our successful completion of an amendment to our current credit facility. We have entered into a commitment letter with LaSalle Bank National Association (the “Commitment Letter”) to amend our current credit facility. The Commitment Letter contemplates a three-year, term and revolving credit facility in an amount of $50 million, consisting of a $25 million term loan (which reflects an increase of $7.0 million in the term loan of our existing credit facility) and a $25 million revolving loan with a sub-facility for letters of credit in an amount not to exceed $15 million (the “Amended Credit Facility”). The obligations of the Company under the Amended Credit Facility will be secured by a guaranty from certain material direct and indirect domestic subsidiaries of the Company, and substantially all of the assets of the Company and such subsidiaries. The revolving loans and letters of credit under the proposed Amended Credit Facility will bear interest, at the Company’s option, at either the London Interbank Offered Rate (“LIBOR”) plus a spread ranging from 2.5% to 2.75%, or an alternative base rate plus a spread ranging from 0.25% to 0.50%. The alternative base rate is expected to be the greater of the LaSalle Bank National Association prime rate or the Federal Funds rate plus 0.50% (the “Base Rate”). The term loan under the proposed Amended Credit Facility will bear interest, at the Company’s option, at either LIBOR plus a spread ranging from 3.0% to 3.25%, or the Base Rate plus a spread ranging from 0.75% to 1.0%. It is expected that the Company will be required to pay a non-use fee of 0.5% per annum on the unused portion of the revolving loans. The interest rate spread in the case of LIBOR and Base Rate loans and the payment of the non-use fees and the letter of credit fees will be dependent on the Company’s leverage ratio. Upon the occurrence and during the continuance of a default, unless the required lenders otherwise consent, the interest on obligations under the proposed Amended Credit Facility will increase by two percent (2%) per annum. Interest is payable quarterly in arrears or at the end of the applicable LIBOR periods. Unless sooner repaid in whole or part pursuant to the proposed Amended Credit Facility, the outstanding principal balance of the term loan is to be repaid with principal reductions of $4.167 million payable June 30, 2006 and December 31, 2006. Thereafter, it is contemplated that four semi-annual principal payments, each in an amount equal to 25% of the outstanding balance under the term loan on January 1, 2007, will be payable on June 30, 2007, December 31, 2007, June 30, 2008 and November 30, 2008. The proposed Amended Credit Facility financial covenants will include the maintenance of minimum EBITDA, a total leverage ratio test (consolidated total debt to EBITDA), a minimum net worth test, a fixed charge coverage ratio test of 1.10x and a limitation on capital expenditures for any fiscal year. LaSalle Bank National Association has also provided the Company with a best-efforts commitment to expand the term loan portion of the facility, at the option of the Company, by up to $15 million during 2006. The Amended Credit Facility will replace our current credit facility. Completion of the proposed Amended Credit Facility contemplated by the Commitment Letter is subject to certain conditions, including the negotiation, execution and delivery of definitive documentation with respect to the credit facilities satisfactory to the Company and LaSalle Bank National Association. In the event that we do not complete the Amended Credit Facility or otherwise obtain additional financing, we may terminate the tender offer or amend the tender offer to reduce the number of shares that we will offer to purchase in the tender offer.”
17.	The sole sentence in the last paragraph in Section 9 “Interests of Directors and Executive Officers” in the Offer to Purchase is hereby and amended and restated as follows:

Based on CPI’s records and information provided to CPI by its directors, executive officers, associates and subsidiaries, neither CPI, nor any directors or executive officers of CPI or any associates or subsidiaries of CPI, has effected any transactions in shares during the 60 day-period before the date hereof.

18.	The second, third and fourth paragraphs under Section 10 “Certain Information Regarding CPI” in the Offer to Purchase is hereby amended and supplemented by adding the following information regarding CPI’s ratio of earnings to fixed charges and to amend the amounts obtained from each source of funds expected to be used by the Company in the tender offer:

“Selected Historical Financial Information and Selected Pro Forma Financial Information. The following table shows selected historical financial information for the fiscal year ended February 5, 2005 and the 40 weeks ended November 12, 2005. The following table also shows selected pro forma financial information for the same periods, giving effect to the following transactions (the “Transactions”):
•	The completion of tender offer for the purchase of 1,500,000 shares at $18.50 per share, the mid-point of the price range. For consistency with the balance sheet as of November 12, 2005 and the amount of cash available on that date, the pro forma financial information reflects that the Company purchased the shares with line of credit borrowings, term loan borrowings and cash on hand. The Company intends to use cash generated from operations after November 12, 2005 to fund a majority of the tender offer and $7 million of term loan borrowings under the Amended Credit Facility, and therefore does not intend to borrow under the line of credit;

•	the completion of the Amended Credit Facility; and

•	the closing of the Company’s existing credit facility which was completed on December 1, 2005. The Company’s existing credit facility consists of an $18 million term loan and a $25 million revolving loan with a sub-facility for letters of credit in an amount not to exceed $15 million. All of the proceeds of the $18 million term loan under such credit facility was used to redeem all of the outstanding principal of the Company’s Senior Notes, pay all outstanding interest on the Senior Notes and pay a make-whole payment incurred in connection with the redemption of the Senior Notes. It is a condition to the offer that the existing Credit Facility be amended. See “Sections 7 and 9.”
The pro forma information is based on our historical financial information for the year ended February 5, 2005 and for the 40 weeks ended November 12, 2005 and gives effect to the Transactions if they were completed on February 7, 2004 for income statement purposes and as of November 12, 2005 for the balance sheet information. The pro forma information reflects the related impact on interest income and interest expense of the refinancings included in the Transactions. The impact on interest income and interest expense reflected in the pro forma financial information is based on the interest rates of our current credit facility as well as the proposed Amended Credit Facility. The pro forma financial information is intended for informational purposes only and does not purport to be indicative of the results that would actually have been achieved if the tender offer had been completed at the date indicated or that may be achieved in the future.

The summary historical consolidated financial data as of and for the fiscal year ended February 5, 2005 set forth below have been derived from the Company’s audited consolidated financial statements. The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included in the Company’s Annual Report on Form 10-K for the year ended February 5, 2005.

	40 Weeks	40 Weeks		40 Weeks	Fiscal Year	Fiscal Year
	Ended	Ended		Ended	Fiscal Year	Fiscal Year	Fiscal Year
	November 12,	November 12,		November 12,	Ended	Ended	Ended
	2005	2005		2005	Feb. 5, 2005	Feb. 5, 2005	Feb. 5, 2005
	(Actual)	(Adjustments)		(Pro Forma)	(Actual)	(Adjustments)	(Pro Forma)
	(thousands except per share data)
STATEMENT OF OPERATIONS

Net sales	$188,999	$—		$188,999	$281,865	$—	$281,865
Cost of sales	25,178	—		25,178	36,899	—	36,899
Selling, general and administrative expenses	158,540	—		158,540	219,367	—	219,367
Depreciation and amortization	15,258	—		15,258	16,391	—	16,391
Other charges and impairments	2,379	—		2,379	15,679	—	15,679

Income (loss) from operations	(12,356)	—		(12,356)	(6,471)	—	(6,471)
Interest expense, net	889	834	(a)	1,723	954	267 (h)	1,221
Loss from extinguishment of debt	—	529	(b)	529	—	548 (i)	548
Impairment and related obligations of preferred security interest	—	—		—	9,789	—	9,789
Other income (expense), net	228	—		228	263	—	263

Income (loss) from continuing operations before income taxes	(13,017)	(1,363)		(14,380)	(16,951)	(815)	(17,766)
Income tax expense (benefit)	4,844	507	(c)	5,531	2,189	303 (j)	2,492

Net income (loss) from continuing operations	(8,173)	(856)		(9,029)	(14,762)	(512)	(15,274)
Loss from discontinued operations, net of income tax benefits	—	—		—	(3,746)	—	(3,746)

Net earnings (loss)	$(8,173)	$(856)		$(9,029)	$(18,508)	$(512)	$(19,020)

SHARE AND PER SHARE DATA
Net earnings (loss) from continuing operations — diluted	$(1.04)	$(0.38)		$(1.42)	$(1.87)	$(1.11)	$(2.98)
Net earnings (loss) from continuing operations — basic	(1.04)	(0.38)		(1.42)	(1.87)	(1.11)	(2.98)
Net earnings (loss) — diluted	(1.04)	(0.38)		(1.42)	(2.35)	(1.11)	(3.45)
Net earnings (loss) — basic	(1.04)	(0.38)		(1.42)	(2.35)	(1.11)	(3.45)

Dividends	$0.48	$—		$0.48	$0.64	$—	$0.64
Average shares outstanding — diluted	7,846	(1,500)		6,346	7,888	(1,500)	6,388
Average shares outstanding — basic	7,846	(1,500)		6,346	7,888	(1,500)	6,388

BALANCE SHEET
Cash and cash equivalents	$7,784	$(4,784	)(d)	$3,000
Current assets	52,281	(4,784	)(d)	47,497
Net fixed assets	45,709	—		45,709
Assets of business transferred under contractual arrangements	8,172	—		8,172
Reserve against assets of business transferred under contractual arrangements	(8,172)	—		(8,172)
Assets of supplemental retirement plan	6,116	—		6,116
Other assets	16,082	—		16,082
Total assets	120,189	(4,784	)(d)	115,405
Current maturities of long-term debt	8,580	16,365	(e)	24,945
Other current liabilities	69,354	(749	)(f)	68,605
Other liabilities	20,612	—		20,612
Long-term debt, less current maturities	8,493	7,712	(e)	16,205
Stockholders’ equity	$13,150	$(28,113	)(g)	$(14,963)

BOOK VALUE PER SHARE	$1.68			$(2.36)
Ratio of Earnings to Fixed Charges	(1.97)x	—		(1.54)x	(.24)x	—	(2.45	)x

(a)	Represents an increase in interest expense for the following:
•	$498,000 due to changes in interest rates on the proposed Amended Credit Facility compared to the Company’s then existing facility and senior notes agreements in effect at November 12, 2005 and changes in borrowing levels.

•	Estimated financing fees related to the proposed Amended Credit Facility of $336,000

•	To satisfy cash needs the Company has assumed the utilization of available cash first, the use of the revolving line of credit second and additional borrowings of term debt third.
(b)	Represents the following:
•	A $457,000 make-whole fee relating to the redemption of the Company’s Senior Notes.

•	Write-off of the remaining unamortized fees related to the redemption of the Company’s Senior Notes ($72,000).
(c)	Represents the income tax benefit generated in connection with the events described in footnotes (a) and (b) above.

(d)	Represents the following:
•	Cash obtained from the funding of the $25.0 million term loan portion of the proposed Amended Credit Facility.

•	Cash obtained from incremental revolving line of credit borrowings of $17.0 million under the revolving portion of the proposed Amended Credit Facility.

•	Cash used to repurchase $27.8 million of the Company’s shares in the proposed tender offer.

•	Cash used to redeem the Company’s Senior Notes, including interest, totaling $17.6 million.

•	Cash used to pay $919,000 of estimated deferred financing fees/costs related to the proposed Amended Credit Facility.

•	Cash used to pay a $457,000 make-whole fee related to the redemption of the Company’s Senior Notes.
(e)	Represents the following:
•	Funding of the $25.0 million term loan portion of the proposed Amended Credit Facility, of which $18.0 million was funded November 30, 2005.

•	Incremental revolving line of credit borrowings of $17.0 million related to the revolving portion of the proposed Amended Credit Facility.

•	Loan repayments of $17.1 million related to the redemption of the Company’s Senior Notes.

•	Estimated deferred financing fees/costs related to the proposed Amended Credit Facility of $797,000.
(f)	Represents the following:
•	The payment of $534,000 of interest expense in conjunction with the Company’s redemption of its Senior Notes.

•	Tax benefits of $215,000 related to financing fees/costs related to the proposed Amended Credit Facility and the make whole fee related to the redemption of the Company’s Senior Notes.
(g)	Represents the following:
•	The repurchase of $27.8 million of the Company’s shares in the proposed tender offer.

•	Estimated financing fees/costs related to the proposed Amended Credit Facility and the make-whole fee related to the redemption of the Company’s Senior

Notes, all net of the related tax benefit.

(h)	Represents the following:
•	Estimated financing fees related to the proposed Amended Credit Facility of $395,000

•	A reduction in interest expense of $128,000 resulting from changes in interest rates in the proposed Amended Credit Facility compared to the Company’s then existing and senior notes agreements in effect at November 12, 2005 and changes in borrowing levels.

•	To satisfy cash needs the Company has assumed, the utilization of available cash first, the use of the revolving line of credit second and additional borrowings of term debt third.
(i)	Represents the following:
•	A $457,000 make-whole fee relating to the redemption of the Company’s Senior Notes.

•	Write-off of the remaining unamortized fees related to the redemption of the Company’s Senior Notes ($91,000).
(j)	Represents the income tax benefit generated in connection with the events described in footnotes (h) and (i) above.
19.	The fourth sentence under the subheading “Incorporation by Reference” in Section 10 “Certain Information Concerning CPI” in the Offer to Purchase is deleted in its entirety.
Item 12. Exhibits

(a)(1)(A)	Offer to Purchase, dated December 30 2005.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated December 30, 2005.*

(a)(1)(E)	Letter to clients of brokers, dealers, commercial banks, trust companies and other nominees, dated December 30, 2005.*

(a)(5)(A)	Press Release, dated December 30, 2005 announcing commencement of the offer.*

(a)(5)(B)	Press Release, dated January 20, 2006, announcing comparisons for the eight weeks ended January 7, 2006 compared to the eight weeks ended January 8, 2005 and the receipt of financing commitments.

(d)(1)
CPI Corp. Employees Profit Sharing Plan & Trust (As Amended and Restated Effective January 1, 1998), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 1998 on Form 10-K filed 5/5/99. File No. 1-10204

(d)(2)
First Amendment to CPI Corp. Employee Profit Sharing Plan & Trust (As Amended and Restated Effective January 1, 1998) (Effective January 1, 1999), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 1998 on Form 10-K filed 5/5/99. File No. 1-10204

(d)(3)
Second Amendment to CPI Corp. Employees Profit Sharing Plan and Trust (As Amended and Restated Effective January 1, 1998), incorporated by reference to CPI Corp.’s Form 10-Q filed 6/7/02. File No. 1-10204

(d)(4)	Third Amendment to CPI Corp. Employees Profit Sharing Plan and Trust, incorporated by reference to CPI Corp.’s Annual Report for fiscal year 2002 on Form 10-K filed 5/15/03. File No. 1-10204

(d)(5)	CPI Corp. 1981 Stock Bonus Plan (As Amended and Restated Effective 2/3/91), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 1992 on Form 10-K filed 5/5/93. File No. 1-10204

(d)(6)
First Amendment to CPI Corp. 1981 Stock Bonus Plan (As Amended and Restated Effective February 3, 1991) Effective January 1, 1995, incorporated by reference to CPI Corp.’s Annual Report for fiscal year 2000 on Form 10-K filed 5/3/01. File No. 1-10204

(d)(7)
CPI Corp. Restricted Stock Plan (As Amended and Restated Effective as of January 16, 1995), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 2000 on Form 10-K filed 5/3/01. File No. 1-10204

(d)(8)
CPI Corp. Stock Option Plan (Amended and Restated Effective as of December 16, 1997), incorporated by reference to CPI Corp.’s Annual Report for fiscal year 2000 on Form 10-K filed 5/3/01. File No. 1-10204

(d)(9)
Form of Rights Agreement, dated as of March 13, 2000, between CPI Corp. and Harris Trust and Savings Bank (Incorporated by reference to the Registration Statement on Form 8-A of CPI Corp. dated March 14, 2000.)

(d)(10)
Stock Award and Restriction Agreement by and between CPI Corp. and David M. Meyer, effective as of April 14, 2005, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204

(d)(11)	CPI Corp. Performance Plan adopted effective as of April 14, 2005, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204

(d)(12)
CPI Corp. Non-Employee Directors Restricted Stock Policy (Restricted Stock Election) Adopted by CPI as of April 14, 2005, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204

(d)(13)
CPI Corp. Non-Employee Directors Restricted Stock Policy pursuant to the CPI Corp. Restricted Stock Plan adopted effective as of April 14, 2005, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204

(d)(14)	Restricted Stock Award Agreement, incorporated by reference to CPI Corp.’s Annual Report for the fiscal year 2004 on Form 10-K filed 4/21/05. File No. 1-10204

(g)	Not applicable.

(h)	Not applicable.

* Previously filed.

Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPI CORP.

	By:	/s/ Gary W. Douglass

	Name:	Gary W. Douglass

Dated: January 20, 2006	Title:	Executive Vice President, Finance Chief Financial Officer